SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 3 (Final Amendment)

                         Getty Petroleum Marketing Inc.
                       ---------------------------------
                       (Name of Subject Company (Issuer))

                                   OAO LUKOIL
                            Lukoil International GmbH
                           Lukoil Americas Corporation
                                  Mikecon Corp.
         ---------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                -----------------------------------------------
                           (Title of Class Securities)

                                    374292100
                       ----------------------------------
                      (CUSIP Number of Class of Securities)

                                  Vadim Gluzman
                              Chairman of the Board
                           Lukoil Americas Corporation
                               540 Madison Avenue
                            New York, New York 10022
                                 (212) 421-4141
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000

                            CALCULATION OF FILING FEE

 .-------------------------------------- ----------------------------------------
        Transaction Valuation*                    Amount of Filing Fee
--------------------------------------- ----------------------------------------
            $73,873,505.00                                 $14,774.71
--------------------------------------- ----------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 14,002,866 outstanding shares of Common Stock and shares of Common Stock underlying 771,835 stock options all at the tender offer price of $5.00 per share.

|X|  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,774.71   Filing Party:  OAO LUKOIL; Mikecon Corp.;
                         ----------
                                                     Lukoil International GmbH;
                                                     Lukoil Americas Corporation

Form or Registration No.:  Schedule TO Date Filed:      November 9, 2000
                           -----------                  -----------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate  boxes below to designate any  transactions  to which the statement  relates:
     |X| third-party  tender offer subject to Rule
          14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

          This Amendment No. 3 (Final Amendment) ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 9, 2000, as amended by Amendment No. 1 thereto on December 1, 2000 and by Amendment No. 2 thereto on December 8, 2000 (the "Schedule TO") by OAO LUKOIL, a Russian open joint stock company
("LUKOIL"), LUKOIL International GmbH, an Austrian corporation ("Lukoil International") and a direct, wholly owned subsidiary of LUKOIL, Lukoil Americas Corporation, a Delaware corporation ("Parent") and an indirect, wholly owned subsidiary of LUKOIL and Mikecon Corp., a Delaware corporation (the "Purchaser") and the direct, wholly owned subsidiary of Parent, in connection with the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Getty Petroleum Marketing Inc., a Maryland corporation (the "Company"), at a price of $5.00 per share of Common Stock, net to the seller in cash, without interest upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 9, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1) (ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          Item 5 is hereby amended and supplemented to include the following information:

          The Offer expired at 12:00 midnight, New York City time, on Friday, December 8, 2000. Pursuant to the Offer, the Purchaser accepted for payment 10,092,081 shares of Common Stock reported by the Depositary as having been tendered in the Offer. The shares tendered in the Offer represent approximately 72% of the outstanding shares of Common Stock. On December 11, 2000, LUKOIL issued a press release announcing the results of the Offer. LUKOIL also announced that it expected that the Merger of the Purchaser with and into the Company would occur as soon as practicable.

          The full text of the LUKOIL'S December 11, 2000 press release is attached hereto as Exhibit (a)(5)(vi).

Item 11.  Additional Information.

          On the afternoon of December 8, 2000, the Supreme Court of the State of New York, County of New York, heard arguments on a motion brought by United and an alleged stockholder of the Company seeking to enjoin the Purchaser from accepting for payment the shares of Common Stock validly tendered in the Offer on the Expiration Date and the Company and the Lukoil Entities from consummating the Merger. The complaint is more fully described in Amendment No. 2 to the Lukoil Entities' Tender Offer Statement on Schedule TO. At such hearing, the Court denied the plaintiffs' motion.

Item 12.  Exhibits

          (a)(5)(vi) Text of press release issued by OAO LUKOIL

                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    OAO LUKOIL


Dated: December 10, 2000            By:        /s/  Ralif Safin
                                               --------------------
                                        Name:  Ralif Safin
                                        Title: First Vice President


                                    LUKOIL INTERNATIONAL GMBH


Dated: December 10, 2000            By:        /s/  Ralif Safin
                                               -------------------------
                                        Name:  Ralif Safin
                                        Title: Authorized Representative


                                    LUKOIL AMERICAS CORPORATION


Dated: December 10, 2000            By:      /s/  Vadim Gluzman
                                             -----------------------------------
                                             Vadim Gluzman
                                             Chairman of the Board and Secretary


                                    MIKECON CORP.


Dated: December 10, 2000            By:      /s/  Vadim Gluzman
                                             -----------------------------------
                                             Vadim Gluzman
                                             Chairman of the Board and Secretary

                                  EXHIBIT INDEX



Exhibit Number                      Description

*(a)(1)(i)                          Offer to Purchase.

*(a)(1)(ii)                         Letter of Transmittal.

*(a)(5)(i)                          Notice of Guaranteed Delivery.

*(a)(5)(ii)                         Letter  to  Brokers,   Dealers,   Commercial
                                    Banks, Trust Companies and Other Nominees.

*(a)(5)(iii)                        Letter  to  Clients   for  use  by  Brokers,
                                    Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5)(iv)                         Guidelines  for  Certification  of  Taxpayer
                                    Identification  Number  on  Substitute  Form
                                    W-9.

*(a)(5)(v)                          Summary Advertisement  published on November
                                    9, 2000 in the Wall Street Journal.

(a)(5)(vi) Text of press release issued by OAO LUKOIL on December 11, 2000.

*(b) Loan Agreement, dated as of October 30, 2000 between Parent and LUKOIL Finance Limited.

*(d)(i) Agreement and of Merger, dated as of November 2, 2000, among OAO LUKOIL, LUKOIL International GmbH, Parent, Purchaser and the Company.

*(d)(ii) Form of Support Agreement, dated November 2, 2000, between Purchaser, LUKOIL Americas and each of Leo Liebowitz, Howard Safenowitz, Milton Cooper and certain of their affiliates or associates.

*Other                              Power  of   Attorney   executed   by  LUKOIL
                                    International GmbH.


------------

*  Previously filed